Exhibit 99.1

Red Metal Resources Announces Receipt of Final Prospectus and Conditional Approval for Listing on the CSE

THUNDER BAY, ON, Nov 19, 2021 - Red Metal Resources Ltd. (the “Company” or “Red Metal”) (CSE:RMES) (OTCPINK:RMES) is pleased to announce that it has obtained conditional approval from the Canadian Securities Exchange (the "CSE") for the listing of its common shares (each, a "Common Share"). In connection with the listing, the Company has filed and received a receipt for a final non-offering prospectus (the "Prospectus") with the B.C. Securities Commission to become a reporting issuer in the province of British Columbia.

Red Metal is in the process of delivering all documents required pursuant to the CSE conditional approval letter and delivering an escrow release notice (the "Escrow Release Notice") to Computershare Trust Company of Canada for the release of the $969,030 of escrowed funds held pursuant to the terms of a subscription receipt agreement dated June 15, 2021 between the Company and Computershare confirming that the Company has satisfied all the escrow release conditions. The Common Shares are expected to commence trading on the CSE under the symbol "RMES" upon receipt of all final conditional listing materials.

Caitlin Jeffs, P. Geo., President and CEO of the Company, commented, “We are very excited to have received the conditional approval for the CSE listing and look forward to trading on the CSE and getting to work swiftly on our flagship Farellon Copper Gold project.”

A copy of the Prospectus is available under the Company’s profile on SEDAR at www.sedar.com.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on aggressive growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company’s projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera.

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

807.345.7384

www.redmetalresources.com

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CSE listing) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that planned drilling programs will be delayed, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources, changes in world gold, copper markets or equity markets, political developments in Chile, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 10-K filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. For further information, please visit our website at www.redmetalresources.com, or contact caitlin.jeffs@redmetalresources.com.